June 22, 2005

VIA FACSIMILE AND EDGAR

Nicholas P. Panos, Esq.
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance 100 F Street
Washington, D.C. 20549-0303

  Re:
  Eon Labs, Inc.
  Schedule 14D-9 filed May 23, 2005
  SEC File No. 5-80561

Dear Mr. Panos:

        On behalf of Eon Labs, Inc. ("Eon") we are today filing via EDGAR Amendment No. 1 (the "Amendment") to Eon's Schedule 14D-9 (the "Schedule 14D-9").

        We have set forth below Eon's response to the comments of the Commission's staff contained in the letter from Nicholas Panos dated June 3, 2005. In setting forth those responses, we have used the paragraph numbers in Mr. Panos's letter for ease of reference. In light of the revisions contained in the Amendment, Eon does not intend to distribute a revised Schedule 14D-9 to Eon stockholders.

        All terms used and not otherwise defined in this letter have the meanings given them in the Schedule 14D-9.

  The Santo Agreement, page 3

  1.
  Comment: Eon advises security holders they "should not rely upon the representations and warranties in the merger agreement..." Revise the disclosure to provide the explanation for why security holders should not rely upon the cited representations and warranties.

    Response: Complied with. See revised disclosure in the Amendment.

  2.
  Comment: Please provide us with a brief legal analysis in support of Eon's apparent conclusion that the "REPRESENTATIONS AND WARRANTIES WERE MADE BY THE RESPECTIVE PARTIES ONLY FOR THE PURPOSES OF THE MERGER AGREEMENT...WERE MADE SOLELY TO THE RESPECTIVE PARTIES IN EACH SUCH AGREEMENT" is not in direct conflict with or otherwise inconsistent with security holders' right to rely upon such representations and warranties as statements of factual information about the offerors. Alternatively, please revise to remove any potential implication that the referenced representations and warranties from the merger agreement do not constitute public disclosure under the federal securities laws.

    Response: In response to the Staff's comment, the Schedule 14D-9 has been amended via the Amendment to delete the disclaimer referred to above in its entirety and to replace it with a narrower disclaimer that Eon believes is appropriate and important.

    Eon believes that it is very important that readers of the Schedule 14D-9 understand that the representations and warranties in the Merger Agreement and the Santo Agreement were made by the parties to the particular agreements as of a specific point in time for the purpose of inducing each other to enter into those agreements, and that they are time-bound, qualified by disclosure schedules and in some cases not intended to be true statements of known facts, but to allocate risk between the parties. For these reasons and because representations and warranties are customarily made in merger and acquisition agreements as flat statements which, absent reference to the applicable disclosure schedules, are often incorrect on their face, Eon believes that it is important that shareholders reading the Schedule 14D-9 understand that they cannot read contractual representations and warranties in the agreements between the parties as accurate and current factual information regarding the parties. Eon believes that it would be misleading to shareholders to allow them to believe that they may rely on the representations and warranties as such.

    Accordingly, Eon is deleting the two paragraphs on page 3 of the Schedule 14D-9 immediately preceding the paragraph entitled "The Confidentiality Agreement" and replacing them with the following paragraph:

      The descriptions of the Merger Agreement and the Santo Agreement in this Schedule 14D-9 have been included to provide you with information regarding their terms. The Merger Agreement and the Santo Agreement each contain representations and warranties made by and to the parties thereto as of specific dates. The statements embodied in those representations and warranties were made for purposes of those contracts between the respective parties and are subject to qualifications and limitations agreed by the respective parties in connection with negotiating the terms of those contracts. In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders, or may have been used for the purpose of allocating risk between the respective parties rather than establishing matters as facts.

  Employment Agreements, page 4

  3.
  Comment: We note that on February 11, 2005, the same date Eon entered into the Confidentiality Agreement, Eon also entered into employment agreements with ten Eon executives. It appears that all of these employment agreements contained change of control provisions whereby the executives were entitled to payments in the event that the executive lost his employment by virtue of a change in control of the Company. Advise us, with a view toward revised disclosure, why Eon entered into these agreements on the day when it was aware it would be discussing a "possible negotiated transaction." On a supplemental basis, with a view toward disclosure, quantify the aggregate amount of severance or compensation that would be awarded to these individuals in the event the operative provisions to such agreements were to become triggered as a result of actions associated with this tender offer. See Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A.

    Response: Eon entered into the referenced employment agreements in the ordinary course of business. The retention of the officers involved was necessary to the continued operation and success of Eon's business. Eon notes that most of the Eon officers were not aware of the discussions with Novartis prior to the execution of their employment agreements. At the time of the execution of the employment agreements, there was no guarantee that a transaction with Novartis would ever occur, and Eon determined that it should continue its normal business operations as previously planned and execute the various employment agreements. As there was no guarantee that a transaction with Novartis would ever be consummated, Eon also considered the possibility that rumors of a transaction could cause officers without employment agreements to seek other opportunities, leaving Eon without critical executives necessary to operate its business should an acquisition of Eon not occur. Because the employment agreements were entered into in the ordinary course of business, with only such changes from the existing agreements as are described below, Eon does not believe that additional information regarding the employment agreements is material disclosure that must be included in the Amendment and, accordingly, has not included any such additional information in the Amendment.

    The agreements with Ms. Ciganek and Messrs. Bhattacharyya, Eversgerd and Gransee were executed to replace agreements that were expiring, and the timing of such execution was dictated by the expiration date of the prior agreements; had Eon not renewed these agreements, it would have been tantamount to terminating the officers in question. The existing agreements with Dr. Hampl, Mr. Holt and Mr. Bauer were subject to automatic renewal and were replaced by amended employment agreements with only such modifications as were necessary to effect the changes described in the following sentence. The terms of the seven agreements described in this paragraph differed from the existing agreements only so far as was necessary to (i) avoid the application of Section 409A of the Internal Revenue Code of 1986, as amended, (ii) correct certain mechanical errors in the language of the existing agreements and (iii) in the case of Dr. Hampl and Messrs. Holt and Bauer, make the expiration date of their agreements correspond to the expiration date of the employment agreements for the other officers. Eon notes that the provisions governing the amounts payable upon a change of control were not modified.

    With respect to the three employment agreements entered into with Messrs. Della Ferra, Kumar and Upadhye, these employment agreements contained terms comparable to those of the seven employment agreements described above. The timing of the execution of these agreements was determined by the execution of the employment agreements described above.

    The terms of all ten of the agreements were finalized prior to the negotiation and execution of the Confidentiality Agreement.

    As requested, the following table estimates the aggregate amount of severance and compensation that would be awarded pursuant to the ten employment agreements described above. Solely for the purposes of calculating the change in control severance payments, we have assumed (i) a termination date for each executive of July 1, 2005 and (ii) that the change in control had taken place immediately prior to that date.

Executive Officer	Total Amount
Bernhard Hampl, Ph.D.	$2,723,976
William F. Holt	$1,046,976
Frank J. Della Fera	$886,976
Jeffrey S. Bauer	$739,976
Pranab K. Bhattacharyya	$602,000
Sadie M. Ciganek	$674,976
William Eversgerd	$470,976
Rathnam Kumar	$497,000
Shashank Upadhye	$251,988
David H. Gransee	$382,976

  Reasons for the Recommendation of the Board..., page 13

  4.
  Comment: The opening paragraph to this section and subsequent disclosure refers to a wide variety of factors considered by the Board and the Special Committee in connection with their evaluation of the offer. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that actual reasons be cited to explain why a favorable recommendation is being made by Eon. Please revise this section to clarify which of the enumerated factors are in fact reasons in support of the Board's decision to recommend that the security holders of Eon accept the Novartis offer.

    Response: Complied with. See revised disclosure in the Amendment.

  5.
  Comment: Each person making a solicitation or recommendation must discuss in reasonable detail the reasons upon which their position is based. Conclusory statements or the listing of generalized areas of consideration are not considered sufficient disclosure. See Item 1012(b) of Regulation M-A. Eon must, at a minimum, amend their unqualified identification of the information considered to describe the import or the utility of the statement made.

    Response: Complied with. See revised disclosure in the Amendment.

  Closing Comments

    Comment: In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

      •
      the company is responsible for the adequacy and accuracy of the disclosure in the filings;

      •
      staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      •
      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Response:    Eon has authorized us to acknowledge the foregoing on its behalf.

        Please do not hesitate to call me at (212) 728-8662 or Steven A. Seidman at (212) 728-8763 with any questions regarding the foregoing. We appreciate your assistance.

Very truly yours,
/s/ LAURA L. DELANOY Laura L. Delanoy

Copy (w/enclosure):	Dr. Bernhard Hampl Chief Executive Officer Eon Labs, Inc.

Steven A. Seidman, Esq. Willkie Farr & Gallagher LLP

Robert E. Spatt, Esq. Patrick J. Naughton, Esq. Simpson Thacher & Bartlett LLP